UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cavco Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

149568107

(CUSIP Number)

July 1, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     149568107

1.	NAMES OF REPORTING PERSONS Joseph H. Stegmayer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 530,612(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 530,612(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,612(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 432,943 shares of Common Stock of the Issuer held of record by Mr. Stegmayer, (ii) 90,169 shares of Common Stock of the Issuer held of record by the Joseph H Stegmayer Revocable Trust dtd July 6, 1999 as amended, of which Mr. Stegmayer is the sole Trustee, and (iii) 7,500 shares of Common Stock of the Issuer issuable upon the exercise of a fully vested stock option currently exercisable and granted to Mr. Stegmayer under the Issuer’s 2005 Stock Incentive Plan.

(2)

Based upon 8,893,212 shares of Common Stock outstanding of the Issuer, net of treasury shares, as reported by the Issuer as of June 3, 2022 in its definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (“SEC”) on June 21, 2022.

Item 1.
	(a)	Name of Issuer Cavco Industries, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 3636 North Central Ave, Ste 1200 Phoenix, AZ 85012

Item 2.

	(a)	Name of Person Filing Joseph H. Stegmayer

	(b)	Address of Principal Business Office or, if None, Residence P.O. Box 13708 Chandler, AZ 85248

	(c)	Citizenship U.S.A.

	(d)	Title of Class of Securities Common Stock, par value $0.01

	(e)	CUSIP Number 149568107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

As of July 1, 2022, Mr. Stegmayer is deemed to be the beneficial owner of 530,612 shares of Common Stock, consisting of (i) 432,943 shares of Common Stock held of record by Mr. Stegmayer, (ii) 90,169 shares of Common Stock held of record by the Joseph H Stegmayer Revocable Trust dtd July 6, 1999 as amended, of which Mr. Stegmayer is the sole Trustee, and (iii) 7,500 shares of Common Stock issuable upon the exercise of a fully vested stock option currently exercisable by Mr. Stegmayer.

	(b)	Percent of Class:

6.0

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote	530,612.

		(ii)	shared power to vote or to direct the vote	0

		(iii)	sole power to dispose or to direct the disposition of	530,612.

		(iv)	shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2022

/s/ Joseph H. Stegmayer
Name: Joseph H. Stegmayer